Oppenheimer Rising Dividends Fund
Exhibit 77M



On November 13, 2008, the Oppenheimer Rising Dividends Fund (the "Fund') acquired all of the net assets of Oppenheimer Dividend Growth Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Rising Dividends Fund shareholders on November 7, 2008.

The Fund issued (at an exchange ratio of 0.686816 for Class A, 0.751047 for Class B, 0.752626 for Class C and 0.693418 for Class N of the Fund to one share of Oppenheimer Dividend Growth Fund) 7,127,545; 987,395; 1,716,160 and 233,833
shares of beneficial interest for Class A, Class B, Class C, Class N , respectively, valued at $87,241,151, $11,019,325, $19,100,859 and $2,831,722 in
exchange for the net assets, resulting in combined Class A net assets of $631,628,331, Class B net assets of $71,849,088, Class C net assets of $97,658,544 and Class N net assets of $24,516,804 on November 13, 2008. The net assets acquired included net unrealized depreciation of $27,980,080.82 and an unused capital loss carryforward of $9,747,203, potential utilization subject to tax limitations. The exchange qualified as a tax-free reorganization for federal income tax purposes.


For additional information please refer to the Fund's N-14 filed with the Commission on September 11, 2008 (333-152572) and Oppenheimer Dividend Growth Fund's Form N-8F, filed with the Commission on December 16, 2009 (811- 21718), evidencing that it has ceased to be a registered investment company.